

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

Via E-mail
Marc E. Manley, Esq.
Group Executive, Chief Legal Officer and Corporate Secretary
Duke Energy Corporation
526 South Church Street
Charlotte, North Carolina 28202

> **Re:** **Duke Energy Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 8, 2011**
> **File No. 333-172899**

Dear Mr. Manley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

Material U.S. Federal Income Tax Consequences of the Merger, page 9

1. Please also clarify that counsel have opined that Progress Energy shareholders will not recognize a gain or loss as a result of the merger.

The Merger, page 44

Background of the Merger, page 44

2. Please disclose the premium to Progress Energy's closing stock price on January 5, 2011 and January 7, 2011 that is represented by the 2.6125 exchange ratio.

Material U.S. Federal Income Tax Consequences of the Merger, page 112

3.  Please also clarify that counsel have opined that Progress Energy shareholders will not recognize a gain or loss as a result of the merger.

Exhibit 8.1

4.  Counsel may not assume that the Merger will qualify as a statutory merger under the NCBCA because such qualification is a legal conclusion.  Please delete such assumption.

5.  Please revise the opinion to also address that holders of Progress Energy common stock whose shares are exchanged in the merger for shares of Duke Energy common stock will not recognize a gain or loss.

6.  The first two sentences of the last paragraph imply that investors may not rely on counsel's opinion.  Counsel may limit reliance on its opinion with respect to purpose but not with respect to person.  Please revise accordingly.

7.  Counsel must also consent to the prospectus discussion of its opinion.  Please revise accordingly.

Exhibit 8.2

8.  Please comply with comments 4 through 7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc:     Steven A. Rosenblum
        Wachtell, Lipton, Rosen & Katz